FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 30, 2020
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. Announces Third Quarter Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 30, 2020

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 30, 2020 – Optibase Ltd. (NASDAQ: OBAS) (the "Company") today announces financial results for the third quarter ended September 30, 2020.

Revenues from fixed income real estate totaled $3.5 million for the quarter ended September 30, 2020 compared to revenues of $4 million for the third quarter of 2019.

Net Income attributable to Optibase Ltd shareholders for the quarter ended September 30, 2020 was $5.2 million or $1 per basic and diluted share compared to loss of $496,000 or $0.1 per basic and diluted share for the third quarter of 2019.

For the nine months ended September 30, 2020 revenues totaled $11.4 million compared to revenues of $12.1 million for the nine months ended September 30, 2019. Net income attributable to Optibase Ltd Shareholders for the period was $7.1 million or $1.36 per basic and diluted share, compared to a loss of $875,000 or $0.17 per basic and diluted share for the nine months ended September 30, 2019.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.2 million basic and diluted shares for each period.

As of September 30, 2020, we had cash and cash equivalents of $29.7 million, and shareholders' equity of $83.9 million, compared with $12.6 million, and $71.8 million, respectively, as of December 31, 2019.

On July 9,2020, the Company announced the successful closing of a transaction to sell the Company's portfolio in Germany comprised of twenty seven (27) separate commercial properties, located mostly in Bavaria, Germany, for a total consideration of EUR 35 million (app. $38.9 million). For the nine months ended September 30, 2020, the Company recorded a gain of approximately $9.1 million resulting from the closing of the transaction. For further details, see the Company’s report on Form 6-K as filed with the Securities and Exchange Commission on July 9, 2020.

Amir Philips, Chief Executive Officer of Optibase commented on the third quarter results: "This quarter our fixed income real estate rent has decreased compared to the third quarter of 2019 mainly due to the sale of our portfolio in Germany. This quarter we generated net income of $5.2 million attributed to the gain on sale of operating properties related to our German portfolio sale transaction, compared to a loss of $496,000 for the third quarter of 2019. For the third quarter of 2020, we generated NOI of $3 million compared to $3.3 million for the third quarter of 2019. For the third quarter of 2020, our Recurring FFO was $3.8 million compared to Recurring FFO of $3.7 million for the third quarter of 2019. Mr. Philips concluded: "We are pleased with this quarter and year to date results as we continue showing stability in our operating results despite the uncertainty and the challenges facing our industry. Furthermore, the recent sale of our German portfolio provides evidence of our ability to produce accretive returns on our investments and contribute to our liquidity position as well as affording us financial flexibility going forward.”

OPTIBASE REPORTS/2

ACCOUNTING AND OTHER DISCLOSURES

Non-GAAP Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation, and amortization, general and administrative expenses and other operation expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.
The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Non-GAAP Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as Non-GAAP recurring FFO or recurring FFO, to account for items we do not believe are representative of ongoing operating results, including gains on sale net of tax and transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

OPTIBASE REPORTS/3

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data

A reconciliation of operating income to NOI is as follows:

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Operating income	14,056	4,629	8,558	1,531

Adjustments:
Real estate depreciation and amortization	2,718	3,238	959	1,087

General and administrative	1,800	2,010	288	671

Gain on sale of operating properties	(9,127)	-	(6,810)	-

Non-GAAP Net Operating Income NOI	9,447	9,877	2,995	3,289

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net income (loss) attributable to Optibase LTD	7,058	(875)	5,164	(496)

Adjustments :
Real estate depreciation and amortization	2,718	3,238	959	1,087

Pro-rata share of real estate depreciation and amortization from unconsolidated associates	2,493	2,234	849	777

Non-controlling interests share in the above adjustments	(912)	(870)	(314)	(293)

Non-GAAP Fund From Operation (FFO)	11,357	3,727	6,658	1,075

Gain on sale of operating properties, net	(7,557)	-	(5,473)	-

Non-GAAP Recurring Fund From Operation (Recurring FFO)	3,800	3,727	1,185	1,075

Amounts in thousands

OPTIBASE REPORTS/4

About Optibase

Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2020

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	11,431	12,094	3,536	3,987
Cost and expenses:
Cost of real estate operation	1,984	2,217	541	698
Real estate depreciation and amortization	2,718	3,238	959	1,087
General and administrative	1,800	2,010	288	671
Total cost and expenses	6,502	7,465	1,788	2,456

Gain on sale of operating properties	9,127	-	6,810	-

Operating income	14,056	4,629	8,558	1,531

Other Income	301	578	153	130
Financial expenses, net	1,758	2,036	594	670
Income before taxes on income	12,599	3,171	8,117	991
Taxes on income	1,665	1,142	1,560	374
Equity share in losses of associates, net	1,569	1,270	627	563

Net income	9,365	759	5,930	54

Net income attributable to non-controlling interests	2,307	1,634	766	550
Net income (loss) attributable to Optibase LTD	7,058	(875)	5,164	(496)

Net income (loss) per share :
Basic and diluted	$1.36	$(0.17)	$1	$(0.10)

Number of shares used in computing earnings losses per share
Basic	5,186	5,186	5,186	5,186
Diluted	5,186	5,186	5,186	5,186

Amounts in thousands.

OPTIBASE REPORTS/6

Condensed Consolidated Balance Sheets

	September 30, 2020	December 31, 2019
	$	$
	Unaudited	Audited
Assets

Current Assets:
Cash and cash equivalents	29,676	12,564
Restricted cash	912	32
Trade receivables, net	366	536
Other accounts receivables and prepaid expenses	840	628
Property held for sale	-	29,727
Total current assets	31,794	43,487

Long term investments:
Other long term deposits and other assets	2,495	2,678
Right-of-use assets	283	376
Investments in companies and associates	9,890	11,657
Total long term investments	12,668	14,711

Real estate properties, net	185,560	181,109

Total assets	230,022	239,307

Liabilities and shareholders' equity

Current Liabilities:
Current maturities of long term loans and bonds	6,137	28,803
Other accounts payable and accrued expenses	6,412	5,170
Liabilities attributed to discontinued operations	2,061	2,061
Total current liabilities	14,610	36,034

Long term liabilities:
Deferred tax liabilities	14,208	13,801
Land lease liability, net	6,759	6,110
Operating lease liabilities	159	257
Long term loans, net of current maturities	108,960	108,406
Long term bonds, net of current maturities	1,434	2,845
Total long term liabilities	131,520	131,419

Shareholders’ equity:
Shareholders’ equity of Optibase Ltd	60,439	51,844
Non-controlling interests	23,453	20,010
Total shareholders' equity	83,892	71,854

Total liabilities and shareholders’ equity	230,022	239,307

Amounts in thousands